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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 12 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000 – 21848

Seacoast Oil & Gas, Inc. (a Delaware corporation)

(Exact name of registrant as specified in its charter)

108 No. Baylor Street, Brenham, TX 77833; Tel: 979-836-3773

(Address of registrant’s principal executive offices and Telephone number)

Title of each class of securities covered by this form : Common Stock.

Titles of all other classes of securities for which a duty to file reports under Section 12(a) or 15(d) remains: Not applicable / none.

This termination or suspension of duty to file reports is being made under Rule 12g-4(a)(2)(ii).

Approximate number of holders of record as of the certification or notice date: 496

Pursuant to the requirements of the Securities Exchange Act of 1934, Seacoast Oil and Gas, Inc. has caused this certification / notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	9. 23, 2004	Seacoast Oil and Gas, Inc.

/s/ Robert M. Davant

Robert M. Davant, Chairman and CEO

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulation under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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